Exhibit 99.1

 Execution Version
THIRD AMENDMENT TO
FIFTH AMENDED AND RESTATED CREDIT AGREEMENT AND CONSENT

THIS AGREEMENT made as of the 27th day of June, 2014

B E T W E E N:

JUST ENERGY ONTARIO L.P., an Ontario limited partnership as Canadian borrower (the “Canadian Borrower”)

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JUST ENERGY (U.S.) CORP., a Delaware corporation as US borrower (the “US Borrower” and together with the Canadian Borrower, the “Borrowers”)

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CANADIAN IMPERIAL BANK OF COMMERCE, as administrative agent (the “Agent”)

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THE FINANCIAL INSTITUTIONS SIGNATORY HERETO, as lenders (the “Lenders”)

WHEREAS the Borrowers, the Agent and the Lenders are parties to a fifth amended and restated credit agreement, dated as of October 2, 2013, as amended by a first amendment dated as of January 29, 2014 and a second amendment dated as of March 31, 2014 (as further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

AND WHEREAS the Borrowers have requested certain accommodations and consents which are detailed in this Agreement;

AND WHEREAS the Lenders are agreeable to provide the consents contemplated herein and requested by the Borrowers in accordance with the terms hereof;

AND WHEREAS the Borrowers, the Agent and the Lenders wish to amend certain terms and conditions of the Credit Agreement as set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1 Defined Terms.

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement. In addition, the following terms shall have the meanings set forth below for the purposes of this Agreement:

(a) “Intercreditor Amendment Date” means the date on which the Intercreditor Agreement shall have been amended in form and substance satisfactory to the Collateral Agent and the Agent.

(b) “JEGI Loan” means the Cdn.$ [REDACTED] loan to be advanced by the Canadian Borrower to JustEnergy with the proceeds of a drawdown made by the Canadian Borrower under the Canadian Revolving Facility.

(c) “Loss Utilization Strategy” means, collectively, the steps and transactions outlined in Schedule “A” hereto, which allows JustEnergy to facilitate the use of unrestricted non-capital loss carry-forwards in the amount of Cdn.$ [REDACTED].

(d) “NEC Closing Date” means the date on which the NEC Disposition is consummated.

(e) “NEC Disposition” means the sale of all of the common and preferred shares of NEC by JustEnergy and the Canadian Borrower to Reliance.

(f) “NP2” means JEGI Holdings II L.P., a wholly-owned Subsidiary of JustEnergy.

(g) “Reliance” means Reliance Comfort Limited Partnership or an Affiliate thereof.

(h) “Third Closing Date” means the date of this Agreement.

Section 2 Amendments to Credit Agreement on the Third Closing Date.

Subject to the prior satisfaction of the conditions precedent set forth in Section 4, as of the Third Closing Date, the Borrowers, the Lenders and the Agent hereby agree to the following amendments to the Credit Agreement:(1) Section 1.01 of the Credit Agreement is hereby amended by deleting the definition of “Senior Debt” and replacing it with the following:

““Senior Debt” means Total Debt minus (i) High Yield Debt and (ii) UK Convertible Bonds, all as determined on a Modified Consolidated Basis in accordance with GAAP.”

(2) Section 9.02(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(1) Total Debt to EBITDA Ratio The Borrowers, on a Modified Consolidated Basis, will ensure that the Total Debt to EBITDA Ratio determined as at the last day of (a) the - 3 -

Fiscal Quarter ending September 30, 2013 and December 31, 2013 is not greater than 3.00:1, in respect of the immediately preceding Four Quarter Period, (b) the Fiscal Quarter ending March 31, 2014 is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period, (c) the Fiscal Quarter ending June 30, 2014 is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period, and (d) each Fiscal Quarter thereafter is not greater than 3.25:1, in respect of the immediately preceding Four Quarter Period.”

(3) Section 9.04(7) of the Credit Agreement is hereby amended by deleting the chart contained therein in its entirety and replacing it with the following

Four Quarter Period	Maximum Amount
Ending September 30, 2013	$42,500,000
Ending December 31, 2013	$32,500,000
Ending March 31, 2014	$43,000,000
Ending June 30, 2014	$40,000,000
Each subsequent Fiscal Quarter	Nil

(4) Section 9.04(7) of the Credit Agreement is hereby further amended by adding the following provision immediately after the chart contained therein:

“Notwithstanding Section 9.04(7)(a), for the Fiscal Quarter ending June 30, 2014, the Borrowers may make a Permitted Distribution in excess of actual Distributable Free Cash Flow in an amount not to exceed $20,000,000 (the “Excess Amount”); provided that the Excess Amount, together with the amount of the add-back relating to the amount of selling and marketing expenses to add Gross Margin for the Fiscal Quarter ending June 30, 2014, shall not exceed $55,000,000 in the aggregate.”

Section 3 Consent to Loss Utilization Strategy and NEC Disposition.

(1) Notwithstanding any provision contained in the Credit Agreement and subject to the terms and conditions provided for herein, the Lenders hereby consent to the Loss Utilization Strategy, including, without limitation, the JEGI Loan and the NEC Disposition.

(2) The Lenders’ consent contained in Section 3(1) is conditional upon the following:

(a) all third party consents required to be obtained in connection with the Loss Utilization Strategy and the NEC Disposition have been obtained;

(b) the Agent shall have received a copy of the tax opinion of KPMG LLP, in form and substance reasonably satisfactory to the Agent, with respect to the Loss Utilization Strategy;

(c) NEC shall have delivered to the Collateral Agent (i) a limited recourse guarantee in favour of the Collateral Agent, (ii) a cash collateral security agreement executed by NEC and the Collateral Agent and (iii) a blocked account agreement executed by NEC, the Collateral Agent, Canadian Imperial Bank of Commerce, as deposit bank, in respect of the bank account maintained by NEC with Canadian Imperial Bank of Commerce; and

(d) NP2 shall have delivered to the Collateral Agent a blocked account agreement executed by NP2, the Collateral Agent, Canadian Imperial Bank of Commerce, as deposit bank, in respect of the bank account maintained by NP2 with Canadian Imperial Bank of Commerce.

Section 4 Conditions Precedent on the Third Closing Date.

This Agreement and the amendments and consents contained herein (other than the amendments contained in Section 5 of this Agreement which, for greater certainty, shall only be effective on the NEC Closing Date) shall be subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders on the Third Closing Date:

(a) execution and delivery of this Agreement by the Borrowers, the Agent and the Lenders;

(b) execution and delivery of the documentation listed in Section 7 hereof by the Borrowers, the Obligors, the Agent and the Lenders, as applicable;

(c) delivery to the Agent of an acknowledgement and confirmation dated as of the Third Closing Date and executed by each of the Obligors in favour of the Collateral Agent, the Agent and each of the Lenders;

(d) the Agent will have received certified copies of the Organizational Documents of each of the Borrowers, the resolutions authorizing the execution, delivery and performance of each of their respective obligations under this Agreement and the transactions contemplated herein, and certificates as to the incumbency of the officers of each of the Borrowers;

(e) certificates of status or good standing, as applicable, of each of the Borrowers will have been delivered to the Agent;

(f) a letter of opinion of the Borrowers’ Counsel dated as of the date hereof, each in form and substance satisfactory to the Agent and the Lenders’ Counsel will have been delivered to the Agent and the Lenders as addressees, with respect to this Agreement, the Credit Agreement and the other Credit Documents (including the documents listed in Section 7 hereof);

(g) no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof;

(h) no Material Adverse Effect shall have occurred since March 31, 2014;

(i) the Agent shall have received, or arrangements satisfactory to the Agent shall have been made to ensure that it will receive, an upfront fee equal to [REDACTED] of the aggregate Commitments, payable to each Lender that has executed this Agreement in accordance with its Proportionate Share of the aggregate Commitments; and

(j) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement.

Section 5 Amendment to the Credit Agreement on the NEC Closing Date.

Subject to the prior satisfaction of the conditions precedent set forth in Section 6, as of the NEC Closing Date, the Borrowers, the Lenders and the Agent hereby agree to the following amendments to the Credit Agreement:

(1) The following definition is hereby added to Section 1.01 of the Credit Agreement immediately following the definition of “Event of Default”:

““Excess Distributable Free Cash Flow” means the amount of Distributable Free Cash Flow (for the period ended March 31, 2015, calculated on a last nine month basis and for any other period, calculated on a last twelve months basis) remaining after any Permitted Distributions are made in any Fiscal Quarter pursuant to Section 9.04(7)(a).”

(2) The following definition is hereby added to Section 1.01 of the Credit Agreement immediately following the definition of “NEC Debt”:

““NEC Disposition” means the sale of all of the common and preferred shares of NEC by JustEnergy and the Canadian Borrower to Reliance Comfort Limited Partnership or an Affiliate thereof.”

(3) The definition of “Maximum Facility Amount” in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

““Maximum Facility Amount” means $210,000,000, as such amount is reduced pursuant to Article 6 from time to time.”

(4) The definition of “NCIB (Debt)” in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following: - 6 -

““NCIB (Debt)” means the normal course issuer bid by JustEnergy in accordance with Applicable Law in relation to (a) the $330 Million Convertible Subordinated Debentures and (b) the $100 Million Convertible Subordinated Debentures.”

(5) The definition of “NCIB (Equity)” in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

““NCIB (Equity)” means the normal course issuer bid by JustEnergy in accordance with Applicable Law in relation to its common shares.”

(6) The definition of “Permitted Distributions” in Section 1.01 of the Credit Agreement is hereby amended by deleting clause (j) thereof in its entirety and replacing it with the following:

“(j)(i) repurchases of Convertible Subordinated Debentures pursuant to the NCIB (Debt) and (ii) permanent repayments of the principal amount of High Yield Debt; provided that such repayments of High Yield Debt shall not exceed $20,000,000 in the aggregate;”

(7) Section 9.02(1) and (2) of the Credit Agreement are hereby deleted in their entirety and replaced with the following:

“(1) Total Debt to EBITDA Ratio The Borrowers, on a Modified Consolidated Basis, will ensure that the Total Debt to EBITDA Ratio determined as at the last day of (a) the Fiscal Quarter ending September 30, 2013 and December 31, 2013 is not greater than 3.00:1, in respect of the immediately preceding Four Quarter Period, (b) the Fiscal Quarter ending March 31, 2014 is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period, (c) the Fiscal Quarter ending June 30, 2014 and each Fiscal Quarter thereafter, is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period.

(2) Senior Debt to EBITDA Ratio The Borrowers, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of (a) the Fiscal Quarters ending September 30, 2013 and December 31, 2013, is not greater than 2.25:1 in respect of the immediately preceding Four Quarter Period, (b) the Fiscal Quarter ending March 31, 2014, is not greater than 2.00:1 in respect of the immediately preceding Four Quarter Period, (c) the Fiscal Quarter ending June 30, 2014, is not greater than 1.75:1 in respect of the immediately preceding Four Quarter Period, and (d) the Fiscal Quarter ending September 30, 2014 and each Fiscal Quarter thereafter, is not greater than 1.50:1 in respect of the immediately preceding Four Quarter Period.”

(8) Effective as of the Intercreditor Amendment Date, Section 9.02(3) of the Credit Agreement is hereby deleted in its entirety.

(9) Section 9.04(4) of the Credit Agreement is hereby amended by adding the following paragraph at the end of such section:

“Notwithstanding Section 9.04(4)(a), the Borrowers shall be permitted to use an amount not to exceed $43,000,000 for the following purposes: (i) to make repurchases of Convertible Subordinated Debentures under the NCIB (Debt), or (ii) to permanently repay a portion of the principal amount of any outstanding High Yield Debt; provided that repayments of High Yield Debt shall not exceed $20,000,000 in the aggregate. The amount of any payments made by the Borrowers in accordance with this provision shall not be included for the purposes of (i) calculating Distributable Free Cash Flow or (ii) the calculation of Permitted Distributions in Section 9.04(7).”

(10) Section 9.04(5) of the Credit Agreement is hereby amended by deleting clause (f) thereof in its entirety and replacing it with the following:

“(f) (i) Financial Assistance to Unrestricted Subsidiaries that is financed by way of (A) public equity issuances, (B) Subordinated Debt, or (C) Excess Distributable Free Cash Flow; and (ii) Financial Assistance to Unrestricted Subsidiaries that is financed by any means other than those described in clauses (f)(i)(A), (B) or (C) above, in an amount not to exceed US$[REDACTED]in the aggregate; provided that (w) the amount of Financial Assistance specified in clause (ii) above shall be reduced by an amount equal to the Equivalent Amount in US Dollars of the Financial Assistance outstanding to NEC immediately prior to the NEC Disposition, and by an amount equal to the Equivalent Amount in US Dollars of any reduction in Financial Assistance to NEC during the period from June 30, 2014 to the NEC Closing Date, (x) if any portion of the Solar Business is Disposed, the amount of Financial Assistance specified in clause (ii) above shall be reduced by an amount equal to the Financial Assistance outstanding to Hudson Energy Solar Corp. or its Subsidiaries (“Hudson”) immediately prior to the Disposition of such portion of the Solar Business, and by an amount equal to any reduction in Financial Assistance to Hudson during the period from June 30, 2014 to the date on which such portion of the Solar Business is sold, but in any event the amount of Financial Assistance under clause (ii) above shall reduce to no less than $[REDACTED] in the aggregate and (y) the amount of Financial Assistance to Unrestricted Subsidiaries specified in clauses (i) and (ii) above shall not exceed $[REDACTED] in the aggregate;”

(11) Section 9.04(7) of the Credit Agreement is hereby amended by adding the following paragraphs at the end of such section:

“Notwithstanding Section 9.04(7)(a), the calculation for determining the amount of Permitted Distributions that are permitted to be made to any Person who is not an Obligor pursuant to Section 9.04(7)(a), shall be based on the following (and not based on a last twelve month basis): (i) for the Fiscal Quarter ending September 30, 2014, the calculation shall be based on actual Distributable Free Cash Flow in such Fiscal Quarter; (ii) for the Fiscal Quarter ending December 31, 2014, the calculation shall be based on actual Distributable Free Cash Flow in such Fiscal Quarter and the immediately prior Fiscal Quarter, in the aggregate; (iii) for the Fiscal Quarter ending March 31, 2015, the calculation shall be based on actual Distributable Free Cash Flow in such Fiscal Quarter and the two immediately prior Fiscal Quarters, in the aggregate. For greater certainty, for each Fiscal Quarter following the Fiscal Quarter ending March 31, 2015, the amount of such Permitted Distributions pursuant to Section 9.04(7)(a) shall be based on a last twelve month basis.

Notwithstanding Section 9.04(7)(a), for the Fiscal Quarter ending September 30, 2014, the Borrowers may make a Permitted Distribution in excess of actual Distributable Free Cash Flow in an amount not to exceed $20,000,000 in the aggregate.

Notwithstanding Section 9.04(7)(a), for the Fiscal Quarter ending December 31, 2014, the Borrowers may make a Permitted Distribution in excess of actual Distributable Free Cash Flow in an amount not to exceed $15,000,000 in the aggregate.”

(12) Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto as Exhibit A.

Section 6 Conditions Precedent on the NEC Closing Date.

The amendments contained in Section 5 of this Agreement are subject to and conditional upon the following conditions precedent being satisfied by the Borrowers or waived by the Agent and the Lenders on the NEC Closing Date:

(a) delivery to the Agent of an acknowledgement and confirmation dated as of the NEC Closing Date and executed by each of the Obligors in favour of the Collateral Agent, the Agent and each of the Lenders;

(b) the Agent shall have received satisfactory evidence from the Borrowers of the repayment of all Debt owing by NEC or any of its Affiliates to any Obligor (including, for greater certainty, the repayment and cancellation of all cash and non-cash Financial Assistance provided to NEC or any of its Affiliates);

(c) the aggregate amount of the net proceeds from the NEC Disposition shall be no less than $80,000,000 and the Borrowers shall have repaid outstanding Obligations in an amount sufficient to cause the Commitments to be concurrently reduced to $210,000,000;

(d) the Agent will have received certified copies of the Organizational Documents of each of the Borrowers, the resolutions authorizing the execution, delivery and performance of each of their respective obligations under this Agreement and the transactions contemplated herein, and certificates as to the incumbency of the officers of each of the Borrowers;

(e) the Agent will have received a certificate of an officer of the Canadian Borrower, dated the NEC Closing Date, certifying on behalf of the Borrowers the following matters on the NEC Closing Date:

(i) no Event of Default or Pending Event of Default has occurred and is continuing on the NEC Closing Date;

(ii) no Material Adverse Effect shall have occurred since March 31, 2014;

(iii) after giving effect to the amendments contained in Section 5, the Loss Utilization Strategy and the NEC Disposition, that all representations and warranties of the Borrowers contained in Section 8.01 the Credit Agreement are true and correct with the same force and effect as if such representations and warranties had been made on the NEC Closing Date;

(iv) the Borrowers are in compliance with all covenants contained in the Credit Agreement and no Pending Event of Default or Event of Default has occurred and be continuing or will occur as a result of the Loss Utilization Strategy and the NEC Disposition;

(v) the Credit Agreement and the other Credit Documents shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein; and

(vi) such other matters as the Agent and Lenders’ Counsel may reasonably request;

(f) certificates of status or good standing, as applicable, of each of the Borrowers will have been delivered to the Agent;

(g) no Event of Default or Pending Event of Default has occurred and is continuing on the NEC Closing Date;

(h) no Material Adverse Effect shall have occurred since March 31, 2014; and

(i) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the Loss Utilization Strategy and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement.

Section 7 Restricted Subsidiary Documentation

As general and continuing security for the payment and performance of the Obligations, the Borrowers will cause the relevant Obligors to deliver the Security and documentation described below:

(a) a supplement to the Guarantee executed by NP2 guaranteeing the due payment and performance to the Agent, the Lenders and the Lender Hedge Providers of all present and future Obligations of each other Obligor to the Agent, the Lenders and the Lender Hedge Providers or any one or more of them under the Credit Documents;

(b) a supplement to the Canadian general security agreement executed by NP2 in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all present and future Property of each such Obligor;

(c) an amended Schedule A to the securities pledge agreement made by Just Management Corp. in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future securities beneficially owned by Just Management Corp. in any Restricted Subsidiary, including, for greater certainty, NP2;

(d) an amended Schedule A to the securities pledge agreement made by Just Energy Corp. in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future securities beneficially owned by Just Energy Corp. in any Restricted Subsidiary, including, for greater certainty, NP2;

(e) a supplement to the Restricted Subsidiary Subordination Agreement executed by NP2 in favour of the Collateral Agent, whereby NP2 agrees to subordinate and postpone certain Debt to Senior Debt (as defined in the Restricted Subsidiary Subordination Agreement);

(f) a supplement to the Intercreditor Agreement, executed by NP2, will have been delivered to the Collateral Agent;

(g) the Agent will have received certified copies of the Organizational Documents of NP2, the resolutions authorizing the execution, delivery and performance of its obligations under the Credit Documents and the transactions contemplated therein, and certificates as to the incumbency of the officers of NP2;

(h) certificates of status or good standing, as applicable, of NP2 will have been delivered to the Agent;

(i) the Agent will have received certified copies of all approvals of any Governmental Authorities or other third parties required for the execution, delivery and performance of NP2’s obligations under the Credit Documents and the transactions contemplated therein;

(j) all financing statements or other registrations of the Security contemplated by this Section 7, or notices thereof, will have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Collateral Agent to preserve or protect the charges and security interests created thereby;

(k) the Collateral Agent will have received certificates of insurance acceptable to the Collateral Agent showing the Collateral Agent, where applicable, as a loss payee as its interest may appear, named insured and endorsed with a standard mortgage clause (as applicable) on all insurance policies that insure the assets to be secured by the Security; and

(l) such other Security Documents as the Collateral Agent may reasonably request.

Section 8 Representations and Warranties.

In order to induce the Agent and the Lenders to enter into this Agreement, the Borrowers (a) confirm that all the representations and warranties of the Borrowers contained in the Credit Agreement and in any written statement, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby are true and correct in all material respects as of the date hereof as if made on and as of the date hereof and (b) confirm that no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof.

Section 9 Expenses.

The Borrowers shall pay all reasonable fees and expenses, including, without limitation, reasonable legal fees incurred by the Agent and Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith.

Section 10 Continuance of Credit Agreement and Security.

The Borrowers acknowledge and confirm that the Credit Agreement and the other Credit Documents shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

Section 11 No Waiver.

The Borrowers acknowledge and confirm that except as expressly set out in this Agreement, none of the terms contained in this Agreement shall operate or be construed as a waiver of any of the provisions of the Credit Documents or any Default or Event of Default.

Section 12 Counterparts.

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 13 Governing Law.

This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages to follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

BORROWERS:

AGENT:
JUST ENERGY ONTARIO L.P.
by its general partner JUST ENERGY CORP.

By: /Signed
Name: Beth Summers
Title: Chief Financial Officer

By: /Signed
Name: Jonah T. Davids
Title: EVP and General Counsel

JUST ENERGY (U.S.) CORP.

By: /Signed
Name: Beth Summers
Title: Chief Financial Officer

By:/Signed
Name: Jonah T. Davids
Title: EVP and General Counsel

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent

By:/Signed
Name: David Evelyn
Title: General Manager

By:/Signed
Name: Neermala Hurry
Title: Assistant General Manager

LENDERS:

CANADIAN IMPERIAL BANK OF
COMMERCE, as a Canadian Lender and
Swingline Lender

By: /Signed
Name: Emma Johnson
Title: Director

By:/Signed
Name: Chint Kulkarni
Title: Executive Director

NATIONAL BANK OF CANADA, as a Canadian Lender

By:/Signed
Name: Richard Lo
Title: Director

By:/Signed
Name: Ian Gillespie
Title: Managing Director

ROYAL BANK OF CANADA, as a Canadian Lender

By:/Signed
Name: Timothy Murray
Title: Authorized Signatory

By:___________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as a Canadian Lender

By:/Signed
Name: Bradley Walker
Title: Director

By:/Signed
Name: Rob Bridge
Title: Associate Director

HSBC BANK CANADA, as a Canadian Lender

By:/Signed
Name: Andrew Sclater
Title: Global Relationship Manager

By:/Signed
Name: Dino Fracassi
Title: Assistant VP, Commercial Banking

ALBERTA TREASURY BRANCHES, as a Canadian Lender

By:/Signed
Name: Gine Guirguis
Title: Director

By:/Signed
Name: Michael Thomas
Title: Associate Director

THE TORONTO-DOMINION BANK,
as a Canadian Lender

By:/Signed
Name: Tim Thomas Title:
Managing Director

By:/Signed
Name: Richard Robarts
Title: Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH, as a US Lender and US Swingline Lender

By:/Signed
Name: Robert Robin
Title: Authorized Signatory

By:_________________________
Name: Andrew Campbell
Title: Authorized Signatory

NATIONAL BANK OF CANADA - NEW YORK BRANCH, as a US Lender

By:/Signed
Name: Vincent Lima
Title: Vice President

By:/Signed
Name: Kambiz Mahdavi
Title: AVP

ROYAL BANK OF CANADA, as a US Lender

By:/Signed
Name: Timothy P. Murray
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as a US Lender

By:/Signed
Name: Bradley Walker
Title: Director

By:/Signed
Name: Rob Bridge
Title: Associate Director

HSBC BANK CANADA, as a US Lender

By:/Signed
Name: Andrew Sclater
Title: Global Relationship Manager

By:_____________________________
Name: Dino Fracassi
Title: Assistant VP, Commercial Banking

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as US Lender By:/Signed Name: Robyn Zeller Title: Vice President By:______________________________ Name: Title:

SCHEDULE “A”
OUTLINE OF LOSS UTILIZATION STRATEGY

[INFORMATION REDACTED]

EXHIBIT “A”
 REPLACEMENT SCHEDULE A TO THE
FIFTH AMENDED AND RESTATED CREDIT AGREEMENT

[INFORMATION REDACTED]